

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Alexander Cumbo
Chief Executive Officer
Solid Biosciences Inc.
500 Rutherford Avenue, Third Floor
Charlestown, MA 02129

> **Re: Solid Biosciences Inc.**
> **Registration Statement on Form S-3**
> **Filed January 30, 2024**
> **File No. 333-276764**

Dear Alexander Cumbo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Caroline Dotolo, Esq.